Exhibit 99.1

Date: March 10, 2011	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities N Y S E
Subject: ADVANTAGE OIL & GAS LTD

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05/04/2011
Record Date for Voting (if applicable) :	05/04/2011
Beneficial Ownership Determination Date :	05/04/2011
Meeting Date :	25/05/2011
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018
COMMON USA	00765F309	US00765F3091

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for ADVANTAGE OIL & GAS LTD